Exhibit 99.1
Reporting Person:  Ramon Betolaza

Issuer Name and Ticker Symbol:  Polymer Group, Inc. (POLGA.OB)

Date of Event Requiring Statement:   11/12/04

Footnotes

(1) MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") is the direct beneficial owner of 4,763,929 shares of Class A Common Stock, MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)") is the direct beneficial owner of 1,660,066 shares of Class A Common Stock and MatlinPatterson Global Opportunities Partners B, L.P. ("Matlin Partners B," and together with Matlin Partners (Delaware) and Matlin Partners (Bermuda), "Matlin") is the direct beneficial owner of 158,892 shares of Class A Common Stock. The reporting person is an employee of MatlinPatterson Global Advisers LLC, the investment adviser of Matlin. Although the reporting person does not have voting or investment control of the shares held by Matlin, the reporting person has an indirect pecuniary interest in such shares because he holds an interest in a special limited partner of Matlin, the limited partnership through which he has an indirect investment interest and carried interest in Matlins' investments, including their investments in the Company. The exact pecuniary interest therein is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of Matlin overall and with respect to their investments in the Company. The reporting person disclaims beneficial ownership of any reported securities except to the extent of his pecuniary interest therein.